FORETHOUGH LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (860) 325-1539

October 24, 2013

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-182946 & 811-22726

Dear Ms. Skeens,

Thank you for your comments on October 18, 2013 regarding our 485(A) filing for the above-referenced file number.  Below please find our response following your comments in bold, italics. Page numbers refer to the courtesy copy of the ForeRetirement registration statement, provided to the staff.

1. General

COMMENT:  Please note that the filing has certain information, including financials, missing.  Please confirm that all missing information, including financial statements and exhibits, will be filed by a post-effective amendment to the registration statement.

RESPONSE:  We confirm that all missing information, including financial statements and exhibits, will be filed by a post-effective amendment to the registration statement.

a.              COMMENT:  In several places in the prospectus there is the right to restrict or prohibit subsequent premium payments (examples pps. 27, 33, 36).  As to the two optional withdrawal benefit riders, there is a requirement for prior approval of subsequent premium payments.

i.                  In the disclosure, please provide more detail explaining the circumstances under which the reservation of right may be exercised and in cases of the two optional withdrawal benefit riders, the circumstances in which Forethought may accept or reject additional premium payments.

RESPONSE:  Registrant has added the following disclosure on pages 27, 30, 33, 36, 43 and 49, describing the circumstances where subsequent premium payment will be accepted, rejected or prior approval required:

“We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments exceeding $1 million. In the future, we may expand the circumstances under which we require prior approval of subsequent Premium Payments. There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance. Any action we take with respect to subsequent Premium Payment restriction or approval will be done on a nondiscriminatory basis.”

ii.               On page 11, under How To Purchase a Contract, please provide a statement clarifying that you 1) require prior approval of subsequent premium payments for the optional withdrawal benefit riders and 2) reserve the right  to restrict or reject subsequent premium payments for certain other optional riders.

RESPONSE:  Agreed. Registrant added the following statement under “How to Purchase a Contract”:

“In addition to this restriction on initial Premium Payments, we may also restrict or require approval of subsequent Premium Payments if (1) the subsequent Premium Payment would result in your total Premium Payments exceeding $1 million, (2) the subsequent Premium Payment would result in your total Premium Payments exceeding 150% of your initial premium or (3) any time after the first Contract Year if you have elected any optional riders. We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments exceeding $1 million. In the future, we may expand the circumstances under which we restrict or require prior approval of subsequent Premium Payments. There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance. Any action we take with respect to subsequent Premium Payment restriction or approval will be done following giving notice to you and on a non-discriminatory basis.”

iii.            On page 12 in the first full paragraph, under “How are Premium Payments applied to your Contract” it states that certain optional riders may limit your ability to make additional premium payments. With respect to that paragraph, please clarify which optional riders may limit the Contract Owner’s ability to make additional premium payments.

RESPONSE:  Agreed. Registrant reworded the sentence in question to read: “The election of any optional riders may also limit your ability to make additional Premium Payments, as described in the sections of this prospectus explaining those riders.”

2.              Cover Page

COMMENT:  In the list of Portfolio companies, please use the full name of each Company as set forth in Appendix C.

RESPONSE:  Agreed. Registrant added the full name of each portfolio company to the cover as is listed in Appendix C.

3.              Fee Summary (pps 4-5)

COMMENT:  In the Owners Periodic Expense Table, Footnote 5, please define FVIT in the first instance.

RESPONSE:  Agreed. Registrant spelled out FVIT as Forethought Variable Insurance Trust in all instances.

4.              Management of the Contract  (p. 8)

a.              COMMENT:  Under the section titled “The Funds”, please include a statement in the first paragraph clarifying that certain riders limit contract owners investment options.

RESPONSE:  Agreed. Registrant added the following statement: “Election of any optional riders will limit your investment options.”

b.              COMMENT: In the same section as above (p. 9), under Fees and Payments We Receive from Funds and related parties,” please replace the “Forethought Series Trust” with the “Forethought Variable Insurance Trust.”

RESPONSE: Agreed. Registrant replaced “Forethought Series Trust” with “Forethought Variable Insurance Trust.”

5.              All Optional Riders

COMMENT:  The following comments apply to all optional riders except Return of Premium. In the investment restrictions section, when the disclosure states that certain investment restrictions seek to control volatility in the contract, please clarify that this may not be successful.

RESPONSE:  Agreed. Registrant has added the following disclosure to all optional riders with investment restrictions on pages 30, 36, 43 and 49: “Investment restrictions do not guarantee reduced volatility.”

6.             Power of Attorneys

COMMENT:  Please provide Power of Attorneys that relate to this registration statement under Rule 483(b). Specifically, that each power of Attorney should note the contract or file number as well as for initial filings, note pre-effective amendments.

RESPONSE:  Agreed. Registrant has added the file numbers to the Power of Attorneys.

7.              COMMENT: Please provide a Tandy Representation.

RESPONSE: Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments. We hope the information provided above and in the attached courtesy copy of the marked registration statement are response. Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel